UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations

France Telecom Orange

3Q11 results

Gervais Pellissier,
Deputy CEO & CFO

October 27th, 2011

orange


Sosh™
assumé par Orange

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2011, 2012 and 2013. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" Action Plan and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular sections 223-1 et seq. of the General regulation of the Autorité des Marchés Financiers, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 3Q11 highlights

2 business reviews

3 outlook and conclusion

1 3Q11 highlights

sustained commercial performance in 3Q while protecting EBITDA

confirmed **sustained commercial performance**
throughout the Group with customer base up by 8.6%* to over 221 million customers

new steps in offers segmentation implemented in France driving **successful momentum**
share of broadband net adds at 35.3%**, stabilised market share on mobile at 40.5%**
and data revenue as a % of personal services revenues increase by +5.0 pts yoy to 36.7%

operational **outperformance** in Spain confirmed
+4.8% revenue growth in 3Q*** (+7.4% excl. regulation***)

and **improving trend** in Poland
+1.3 pts of revenue growth vs 2Q***

as anticipated, **underlying revenue stability**
with 9m growth of +0.1%*** (excl. regulation)

3Q11 **contained restated EBITDA margin erosion** trend***
at -1.2pts after -1.5pts in 1H thanks to a disciplined and efficient commercial costs policy

FY 2011 guidance of operating cash flow: expected **slightly above €9bn**

*including Meditel since 2011 **company estimates ***cb

key financial achievements

in €m	9m10cb	9m11 actual	9m var. cb	3Q11 actual	3Q var. cb	key points
revenue	34,393	33,848	-1.6%	11,280	-2.1%	▪ regulation impact: -€567m, o/w -€188m in 3Q ▪ VAT impact:-€105m, o/w -€29m in 3Q
excl. regulation			+0.1%		-0.5%	▪ as anticipated, slowdown in 2H
EBITDA*	12,275	11,611	-5.4%	3,998	-5.2%	▪ regulation impact: -€171m, o/w - €58m in 3Q ▪ VAT impact:-€129m, o/w -€29m in 3Q
in % of rev	35.7%	34.3%	-1.4pts	35.4%	-1.2pts	▪ erosion trend contained in 3Q ▪ in line with FY Group trends
CAPEX	3,469	3,731	+7.5%	1,262	+2.1%	▪ in line with 2011 indication of ~13% of revenue with catch up expected in 4Q
in % of rev	10.1%	11.0%	+0.9pt	11.2%	+0.5pt	
EBITDA* – CAPEX	8,806	7,880	-10.5%	2,735	-8.3%	▪ Group FY operating cash flow guidance slightly above €9bn

*EBITDA restated – cf.slide 27

well oriented indicators demonstrate potential for growth

group customers now at 221 million customers, +8.6% yoy*

France

best DSL share of net adds since 1Q09



M/S
45.5%
45.3%
45.2%
22.4%
27.4%
35.3%
1Q11
2Q11
3Q11

Orange Spain

outperforming the market on portability (in thousands)



+56
+57
+93
1Q11
2Q11
3Q11



Armenia
Dominican Republic
Caribbean

Africa & Middle East

personal customer base (in millions)



66
67
70
1Q11
2Q11
3Q11

Orange Money

2.7 million
Orange Money customers



Mauritius
Reunion
Vanuatu

data monetisation

smartphones in Europe** (in millions)



~x 2
7.2
14.2
3Q10
3Q11

data revenue***



+14%
27.3%
31.1%
3Q10
3Q11

*including Meditel since 2011 ** France, Spain, Poland, Belgium, Romania, Slovakia, Switzerland, *** data revenue in % of personal service revenue on a weighted average in France, Spain, Poland, Belgium, Romania, Slovakia and Switzerland

3Q update on Conquests 2015

portfolio & international development	▪ sale process of Orange Switzerland on track ▪ acquisition of 100% stake in CCT on Oct, 21st in DRC	▪ SPCI* 1H 2011 results improving ▪ allocation of free shares for an amount of €142m	employees
customers & QoS	▪ Sosh, 100% digital mobile brand launched on October 6th ▪ in France, 2*20 MHz won at 4G 2.6 GHz spectrum ▪ in Spain, 2*10 MHz won at 800 MHz spectrum & 2*20 MHz won at 2.6 GHz ▪ reinforcement of distribution network with 100% of CET henceforth owned	▪ 2011 refinancing of around €3.9bn in € and across several markets ($, CHF, HK$, etc) ▪ €690m securitization programs maturing in 2012 o/w €250m already renewed and extended in amount and duration to €500m with 5-year maturity ▪ no bond redemption in 2H and favorable liquidity position ▪ 2011 French tax cash out anticipated ~€400m	debt
performance	▪ Buyin, procurement JV with Deutsche Telekom operational from Oct 17th ▪ launch of Chrysalid 2011-2015 performance programs	▪ Olaf Swantee starting at Everything Everywhere in Sept. as new CEO, new and tighter management team ▪ Yves Gauthier & Jean Marc Harion appointed new CEO of Mobinil & Mobistar ▪ Gervais Pellissier appointed CEO Delegate ▪ 3 new Deputy CEOs: Delphine Ernotte Cunci, Pierre Louette and Bruno Mettling	governance

*SPCI: social performance composite indicator

9m11 Group revenue stability excluding regulation

in €m	9m10cb	9m11 actual	9m11 Δ vs 9m10cb	9m11 Δ vs 9m10cb excl. reg.	3Q11 actual	3Q11 Δ vs 3Q10cb	3Q11 Δ vs 3Q10cb excl. reg.
Group revenue	34,393	33,848	-1.6%	+0.1%	11,280	-2.1%	-0.5%
France	17,411	16,873	-3.1%	-1.3%	5,569	-4.6%	-2.8%
Spain	2,858	2,982	+4.3%	+6.9%	1,039	+4.8%	+7.4%
Poland	2,923	2,801	-4.1%	-2.8%	899	-3.7%	-1.7%
ROW	6,578	6,503	-1.1%	+1.0%	2,222	-1.0%	+0.7%
Enterprise	5,357	5,282	-1.4%	-1.4%	1,734	-1.1%	-1.1%

9m11 revenue evolution



34,393
in millions of euros
-567
-105
-86
+213
33,848
9m10cb
regulation
VAT impact
Egypt and Ivory Coast
other
9m11
in €m
-223
+192
-80
+154
-86
Egypt & Iv. Coast
-75
+140
+22
ICSS & elim
Group Δ ex reg

insight

- 9m11 revenue stability (+0.1%) excl. regulatory effects resulting from a diversified and balanced portfolio of assets with complementary dynamics
- regulation impact on revenue -1.7 pts ytd, impact in line with 2011 anticipations of a lower amount than in 2010
- compared to H1, France revenue trend was mostly impacted in 3Q by lower equipment revenue, smaller growth of incoming traffic and reprice effect from Open
- Spain confirmed its outperformance with a 9m growth of +6.9% excl. regulation, and a 4th quarter of growth in a row incl.regulation
- Africa & Middle East 9m revenue growth at +6.5% excluding Egypt and Ivory Coast

*cb

commercial costs stabilizing allowing to contain margin erosion in 3Q11

EBITDA* evolution

in millions of euros



- 1.4 pts
12,275
-545
-105
+230
+85
-329
11,611
9m11
35.7%
34.3%
9m10 cb
revenue
labour opex
interconnect. costs
other costs**
commercial costs
9m11
- 1.2 pts
4,219
-240
-9
+79
-34
-17
3,998
3Q11
36.6%
35.4%
3Q10 cb
revenue
labour opex
interconnect. costs
other costs ***
commercial costs
3Q11

insight

9m11

- EBITDA* impacted by regulation -€171m and VAT episode -€129m
- labour opex increase, mainly due to price effect in France
- interconnection costs savings due to lower termination rates more than compensating usage and "off-net" traffic growth
- efficient control of commercial costs in 3Q11 after a high level of investment in 1H11

3Q11

- margin erosion contained at -1.2pts
- after 4 quarters in a row of increase, commercial costs stabilization in 3Q with a decrease in France

*EBITDA restated – cf.slide 27 ** o/w +€185m of content provision utilisation on 9m 11 *** o/w +€54m of content provision utilisation on 3Q11

levers for future revenue growth sustained while optimising commercial costs

contract gross adds in France (rebased 100)


100
104
129
156
118
102
122
34%
38%
41%
44%
50%
54%
58%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
% of smartphones gross adds
smartphones
other devices

mobile contract commitment and net adds


France
Spain
% of customers under commitment
73%
77%
79%
75%
83%
82%
3Q09
3Q10
3Q11
3Q09
3Q10
3Q11
quarterly contract customer net adds
+233
+325
+229
+24
+115
+122
3Q09
3Q10
3Q11
3Q09
3Q10
3Q11

yoy variation of commercial costs


o/w -€24m VAT
-2
-39
-211
-176
-185
-126
-17
1Q
2Q
3Q
4Q
1Q
2Q
3Q
2010 vs 2009cb
2011 vs 2010cb
total
France
excluding France

programs in place to improve operational efficiency

main initiatives and ambitions

Chrysalid 2011-2015

	2015 annual savings planned vs. 2010 cost base, in €bn	2015 average obj. % of achievement*
France	0.9-1.1	
Europe**	0.9-1.1	
AMEA	0.1-0.2	
OBS	0.2-0.3	
ICSS	0.1-0.2	
Group	€2.5bn, of which more than 60% by 2013	

Buyin, sourcing JV with DT

in millions of euros


200
500
800
<900
2012e
2013e
2014e
2015e and beyond
OPEX
CAPEX

first achievements

- FY 2011 savings expected between 15-20% of 2015 target
- first implementations launched:
  - France: reduction of field interventions in broadband
  - Spain: RAN-renewal and mobile backhaul refresh
  - Poland: RAN-sharing program with PTC, gradual roll out starting in 2012
  - AMEA: solar stations on radio sites
  - Europe: RAN-renewal, IT architecture improvement, energy consumption of networks and buildings, near-shoring (Moldova)
  - Enterprise: network cost optimisation (in particular access)

- JV operations started from Oct. 17th, implementation in group entities and with suppliers from 4Q
- expected areas of savings:
  - terminal devices, with ~70 million devices to be bought / year
  - mobile communications networks
  - fixed-network equipment
  - service platforms

*end of June 2011 *including Spain and Poland

CAPEX acceleration to enhance customer satisfaction, network evolution and future growth

CAPEX evolution

in millions of euros

in % of revenues



+8%
+262
3,469
10.1%
3,731
11.0%
9m10 CB
delta
9m11

strong 9m CAPEX increase on networks, IT and CPE's



9m10cb
9m11
+6%
1,993
+6%
775
+40%
412
231
319
network
IT
CPE's*
service platform
shops, real estate & other

insight

- increased CAPEX/sales ratio by +0.9pt in 9m11 at 11.0%, in line with 2011 indication of ~13% of revenue

France

- increase of CPE* investments driven by the success of Open, new Livebox offers and box renewals
- acceleration of FTTH investments in France (€104m ytd, +€68m yoy)

Spain

- increase of CAPEX related to CPE's, DSL coverage & capacity driven by the success of fixed broadband offers

Poland

- acceleration of high speed mobile broadband
- sustained investments in fixed broadband network aiming to increase triple play penetration

ROW

- Ivory Coast: network recovery plan boosting Q3 capex after events in Q2
- acceleration of mobile roll out in Mali, Niger and Kenya mainly linked to launch of 3G offers
- higher investments on submarine cables driven by ACE and LION2

*customer premises equipments

2 business review

3Q11 France financials

top line trend starts reflecting our more segmented commercial approach

3Q11 revenue
(3Q revenue -2.8%* excl. regulatory impacts)

in €m	3Q11	var in cb	9m11	var in cb
revenue	5,569	-4.6%	16,873	-3.1%
personal	2,695	-1.6%	8,141	+1.1%
home	3,184	-4.8%	9,640	-4.9%

* yoy on cb

ex-reg mobile growth still resilient



in €m
+17,411
-313
-104
-547
+426
+16,873
9m10cb
regulatory impacts
VAT
home
mobile
9m11

insight

- 9 months yoy **mobile growth** excluding regulation (+4.6%):
  - data & sms usage continue to compensate the decrease in voice excluding regulation
  - steady growth in our contract customer base, driven by Origami and Open success
  - wholesale revenue growth driven by the recent commercial success of MVNO hosted on our network
  - however, while maintaining the outgoing ARPU, 3Q revenue decrease driven by:
    - lower equipment revenue related to the decrease in commercial cost and iPhone 4 calendarization effect
    - slower growth of incoming traffic (sms, voice and roaming)
    - Open reprice effect because of the growth of the customer base
- **home revenue** decrease driven by PSTN line losses partially balanced by broadband growth. 3Q broadband revenue back to growth after a slow growth in 1H.

3Q11 France personal KPIs

strong commercial momentum and market share stabilization

stabilized mobile retail market share



network market share
retail market share
46.2%
46.1%
45.8%
45.9%
45.5%*
41.9%
41.7%
41.0%
40.7%
40.5%*
3Q10
4Q10
1Q11
2Q11
3Q11

ARCEP market figures

* company estimates in 3Q

insight

- while tightly managing commercial costs we have been able to:
  - almost stabilize our retail market share
  - reduce churn rate to normalized level after the 1Q VAT episode
  - protect the value of our customer base with strong net adds in contract (+229 k)
- continuous ARPU ex-reg improvement thanks to the growth in data and sms usages

annual rolling mobile ARPU* evolution



in euros
-2.4% and
+1.6% excl. regulation
data
sms
voice
389
61
56
272
+17%
+12%
379
72
61
246
3Q10
3Q11

churn level normalized and strong growth in net adds



20.0%
14.3%
15.2%
+127
+229
-86
1Q11
2Q11
3Q11
quarterly contract churn rate
contract net adds (in k)

*yoy on cb, ARPU excluding Machine to Machine (revenue and customer base) and insurance revenue added

3Q11 France home KPIs

Broadband net adds at >35% and PSTN erosion slowing down

ADSL conquest share strong growth


ADSL market share
ADSL net adds
46.3%
46.0%
45.5%
45.3%
45.2%*
27.6%
29.2%
22.4%
27.4%
35.3%*
3Q10
4Q10
1Q11
2Q11
3Q11

ARCEP market figures

* company estimates in 3Q

broadband ARPU back at 36€/month


in €/month
internet
PSTN
34.9
34.6
34.6
16.1
17.1
17.5
18.8
17.5
17.1
3Q10
2Q11
3Q11
home usage ARPU
annual rolling
services
access
36.1
35.5
36.0
7.5
6.6
6.9
28.6
28.9
29.1
3Q10
2Q11
3Q11
Broadband ARPU
quarterly

insight

- >35% conquest market share in ADSL and stabilized market share. target of 30% ADSL net adds market share for FY11 confirmed
- broadband ARPU back to 36€/month level
  - lower reprice effect
  - strong level of adoption of livebox Star offers representing more than 50% of gross adds
- PSTN line losses slowing and better win back performance

variance of Orange customer fixed line improved


variance in thousand of lines
+314
-471
-213
-370
+192
-353
-128
-289
+275
-290
-168
-183
var 1Q11
vs 4Q10
var 2Q11
vs 1Q11
var 3Q11
vs 2Q11
PSTN only
PSTN & ADSL
naked ADSL & other

* ARPU excluding Machine to Machine (revenue and customer base) and insurance revenue added

France marketing: segmentation preserves value



2007/2008
2011
internet
triple play: 1 offer
Net/Formule
mobile
subsidized market
Orange Intense
Orange Classique
non subsidized market
prepaid
10 €
commitment/loyalty
value
wholesale
MVNO
TELE2 MOBILE
internet
triple-play: 3 offers
basic offer: Livebox Zen
premium offer: Livebox Star
Orange Fibre
convergence
quadruple play
subsidized market
Smart
sim-only origami
Sosh
MVNO & Roaming Agreement
national roaming agreement

- since 2007/2008, segmentation has allowed the rebalancing of commercial costs while protecting the whole customer base from a reprice effect

3Q11 Spain

keeps on outperforming with 4th quarter in a row of growth incl. regulation

3Q11 revenue*
(3Q revenue +7.4% excl. regulatory impacts)

in €m	3Q11	var in cb	9m11	var in cb
revenue	1,039	+4.8%	2,982	+4.3%
personal	862	+4.5%	2,464	+4.4%
home	177	+6.5%	518	+4.3%

* yoy on cb

ongoing revenue growth greater than GDP evolution*



Orange Spain
Orange Spain, excl.reg.
GDP*
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11
-0.2% 1.9% 2.0% 2.9% 3.3% 3.1% 6.5% 6.7% 7.4%
-4.7% -3.3% -2.8% -1.8% -0.8% 0.9% 4.0% 4.2% 4.8%
0.0% 0.2% 0.6% 0.9% 0.7% (1)

* source eurostat ; (1) data not available

increasing mobile customer base with improved contract mix and growing data ARPU



in thousands
+6.2%
11,620
12,339
6,938
+7.3%
7,445
4,682
4,894
3Q10
3Q11
contract base
prepaid base
€/year
-1.8%
+1.2% ex. reg.
data
sms
voice
263
258
24
21
+36%
33
20
218
205
3Q10
3Q11

robust ADSL net adds and ARPU sustained by VoIP penetration



in thousands
X 5.5
+7
+25
+35
+37
+38
3Q10 4Q10 1Q11 2Q11 3Q11
broadband net adds
in €/month
+1.1%
31.7
32.0
3Q10
3Q11
broadband ARPU

3Q11 Poland

revenue trend improving

3Q11 revenue*
(3Q revenue -1.7% excl. regulatory impacts)

in €m	3Q11	var in cb	9m11	var in cb
revenue	899	-3.7%	2,801	-4.1%
personal	476	+0.2%	1,443	+1.1%
home	489	-6.1%	1,559	-7.4%

* yoy on cb

insight

- 3Q revenue trend improving
- mobile: +4.3% yoy growth in 3Q (excl. regulatory impacts) driven by:
  - a +3.3% yoy customer base growth, thanks to both postpaid customers (+2.1%) and prepaid customers (+4.5%)
  - a strong growth in data only service revenue (+19.4%)
- home: slow down of fixed revenue decline in 3Q
  - declining fixed voice trend slightly improved since 2Q 11 (-15.8% yoy in 3Q11 vs -17.9% yoy in 2Q11)
  - partly offset by sustained customer base growth for broadband and IPTV coupled with a stabilizing broadband ARPU

growing customer base and >30% share of smartphones in postpaid sales *



mobile customer base (k)
share of smartphones in postpaid sales and retention
+3.3%
14,141
14,614
3Q10
3Q11
+12pts
19%
31%
3Q10
3Q11

*total smartphones in acquisition and retention in the period

increasing broadband base will stimulate growth of triple play



broadband customer base
total TV customers
TV penetration in retail BB*
+2.8%
2,269
2,332
3Q10
3Q11
+23.7%
497
615
21.9%
26.4%
3Q10
3Q11

* includes TP's M-, L-packages, Orange Sport and HBO

3Q11 Rest of the World

positive excl. reg. trend maintained despite negative impact of Egypt

3Q11 revenue*: -1.0%
(+0.7% excl. regulatory impacts)

in €m	3Q11	var in cb	9m11	var in cb
total ROW	2,222	-1.0%	6,503	-1.1%
Africa & Middle East	949	-0.2%	2,769	+0.1%
European countries	1,139	-2.5%	3,324	-3.1%
other countries	137	+6.1%	418	+6.9%

* yoy cb

ROW mobile customer base

in millions

		var	rank
total	**95.1**	+20.7%	
Egypt	31.6	+11.2%	2 of 3
Romania	10.2	-2.1%	1 of 4
Ivory Coast	5.7	+15.4%	1 of 5
Cameroon	4.5	+44.8%	2 of 2
Belgium	3.9	+6.1%	2 of 3
other countries	39.2	+38.8%	

insight

- Africa & Middle East: positive revenue trend of +5.4% in 3Q, excluding Egypt & the Ivory Coast. This was driven by Cameroon at +6.9% (vs +18% in H1) and by new operations such as Guinea, Uganda & Niger
  - the performance in Egypt, at -7.4% in Q3 (vs -3.9% in H1), was negatively impacted by a boycott period since the end of June. However, this is partly offset by a faster than expected recovery in the Ivory Coast with 3Q at -3.5% (vs -28% in Q2), aided by a significant level of network rebuild
- European countries: improved revenue trend in 3Q at -2.5% helped notably by a further trend improvement in Romania, at -2.0% in Q3 (vs -5.6% in H1). Underlying growth in Q3 was at +0.5% yoy** driven by Moldova (+5.5%) & Switzerland (+2.9%)
  - non-voice services now represent 28.6% of 3Q personal services revenues, up by +2.9 pts yoy
- other countries: improved trend in Rep. Dom. with 3Q revenue growth at +4.8% (vs +2.1% in H1)

** yoy cb, excluding regulatory impacts

3Q11 enterprise

improvement in revenue trend sustained by large service deal deliveries

3Q11 enterprise revenue* : -1.1%

in €m	3Q11	var in cb	9m11	var in cb
total enterprise	1,734	-1.1%	5,282	-1.4%
legacy networks	523	-13.4%	1,660	-11.8%
mature networks	686	+1.3%	2,076	+0.5%
growing networks	85	+10.3%	262	+14.7%
services	439	+11.6%	1,284	+8.8%

* yoy on cb

insight

- legacy networks: migration to new technologies continues to impact Data products, while the decline of voice legacy is similar to previous quarters
- mature networks: IPVPN back to growth since Q2 (both in terms of customer base and bandwidth upgrade), compensating broadcasting & Business Everywhere decline
- growing networks: driven by VoIP and satellite accesses growth
- services: growth of services, sustained by international and large project deliveries in the summer

mature networks: IPVPN accesses in France

in thousands



-1.1%
+1.1%
274.0
270.7
274.0
3Q09
3Q10
3Q11

revenues with emerging markets still growing

in €m



+10.7%
352
390
9m10
9m11

EE: growing revenue excluding regulation and market low churn rate in postpaid reflecting higher loyalty

Service revenues growing +3.8% ex regulation, £m


-1.9%
+3.8%
(87)
+91
(34)
1,586
1,499
1,556
Q3/10
regulation
Q3/10 ex regulation
postpaid
prepaid
Q3/11

Strong postpaid net adds


Postpaid net adds
185k
300k
160k
236k
185k
Orange
T-Mobile
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11

Industry leading postpaid churn*


1.7%
1.5%
1.4%
1.4%
1.3%
1.3%
1.1%
1.1%
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11

* monthly average (3 month rolling)

Customer loyalty focus

- Underlying service revenue growth driven by growth in postpaid base, 881k net adds in the last 12m
- Consistent turnaround in T-Mobile postpaid base
- Focus on future value through investment in postpaid growth and longer term commitments, 70% (47% Q3/10) of postpaid base on 24m contracts

Operational Excellence

- Improving network with 3G roaming from October
- Leadership team reduced from 26 to 10 and - Senior management team structure across business reduced by 25%
- On track for £3.5bn+ in synergy savings by 2014

everything everywhere

3 outlook and conclusion

guidance

	guidance 2011-2013	FY 2011
operating cash flow (restated EBITDA-Capex)	 10 11e 12e 13e 14e 15e ▪ 2011-2013 cumulated ~€27bn guidance (excl. exceptional items) ▪ €9bn in 2011	☑ ▪ increased to slightly above €9bn in 2011
dividend	▪ €1.40 dividend payment for 2011 and 2012 fiscal years	☑ ▪ dividend confirmed
net debt / EBITDA	▪ continuation of the current leverage policy: ~2x net debt to EBITDA in the medium term	☑ ▪ 1.91x end of June 2011

appendix

EBITDA restatements

in €m	1H10cb	1H11	3Q10cb	3Q11	9m10cb	9m11
EBITDA restated	8,056	7,613	4,219	3,998	12,275	11,611
litigations						
DPTG			266		266	
EU fine on TPSA		115				115
labour related						
free share plan				23		23
part-time senior plan	37	13	33	19	70	32
other						
Emitel disposal		(197)				(197)
EBITDA reported	8,019	7,681	3,920	3,956	11,939	11,637

details on revenue

in €m	3Q10 A	forex	perimeter	3Q10 CB	3Q11	change 2011/2010* €m	%	% excl. regul
Group revenue	11,628	(108)	0	11,520	11,280	(240)	-2.1%	*-0.5%*
France	5,841	-	(7)	5,835	5,569	(266)	-4.6%	*-2.8%*
personal	2,738	-	-	2,738	2,695	(43)	-1.6%	*+1.7%*
home	3,351	-	(7)	3,345	3,184	(161)	-4.8%	*-3.8%*
eliminations	(248)	-	-	(248)	(311)	(63)		
Spain	991	-	-	991	1,039	48	+4.8%	*+7.4%*
personal	825	-	-	825	862	37	+4.5%	*+7.6%*
home	166	-	-	166	177	11	+6.5%	*+6.5%*
Poland	972	(20)	(19)	934	899	(35)	-3.7%	*-1.7%*
personal	485	(10)	-	475	476	1	+0.2%	*+4.3%*
home	553	(12)	(21)	520	489	(32)	-6.1%	*-5.9%*
eliminations	(65)	1	3	(62)	(66)	(4)		
ROW	2,291	(54)	9	2,245	2,222	(23)	-1.0%	*+0.7%*
Enterprise	1,781	(34)	6	1,753	1,734	(19)	-1.1%	*-1.1%*
International carrier & SS	419	(1)	8	426	413	(14)	-3.2%	*-3.2%*
eliminations	(667)	0	3	(664)	(595)	68		

* yoy on cb